October 7, 2010

Ms. Sheila Stout
Staff Accountant, Division of Investment Management
Office of Disclosure and Review
Securities & Exchange Commission
U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Miller Investment Trust, File Nos. 811-22131 and 333-146552

Dear Ms. Stout:

The following comments were received by JoAnn Strasser, fund counsel, by telephone on September 9, 2010 regarding various regulatory filings made by Miller Investment Trust (the “Trust”).  The Trust has authorized me to communicate its response to each comment.

1.

Annual reports are required to be filed within 10 days of mailing to shareholders, and annual reports must be mailed to shareholders within 60 days of the end of the previous fiscal year.  The annual report for the Miller Convertible Fund (the "Fund") for the period ended October 31, 2009 was filed on January 15, 2010.  Please confirm to the staff that the shareholder reports were sent to shareholders within 60 days within the end of the fiscal period and explain why a Form NT was not filed because of the delayed filing.

Response:  The Fund's annual audit for the period ended October 31, 2009 was not completed until January 15, 2010.  The additional time was required in order to finalize the tax provision disclosure in the report.  Once finalized, the annual report was filed with the SEC and subsequently mailed to shareholders.  In the future, the Trust will file the required Form NT in any instance where it is not able to meet the required filing deadline.

2.

The Form N-CSR that was filed on January 15, 2010 includes a class identifier for Class C shares.  Please explain why the financial statements include no information regarding the Class C shares of the Fund.

Response:  Class C shares  of the Fund commenced operations on December 1, 2009, subsequent to the annual report date of October 31, 2009.

3.

The Fund's semi-annual report for the period ended April 30, 2010 was filed as a Form N-CSR.  However, the semi-annual report should have been filed as a Form N-CSRS.  Please refile the semi-annual report under the correct form type.

Response:  The semi-annual report was  refiled on October 7, 2010 using the correct submission form type, Form N-CSRS.

4.

The Form N-SARB filed on December 30, 2009 was required to include, as an attachment, the independent auditors; letter regarding internal controls.  However, the audit opinion letter was attached.  Please refile the N-SARB to include the auditors letter on internal controls.

Response:  An amended Form N-SAR/B was filed on October 7, 2010 with the auditor’s letter on internal controls included as an exhibit.

5.

In future shareholder reports, please include in the management discussion on Fund performance in the shareholder letter additional information regarding the material factors that affected Fund performance.  This could include a discussion of market conditions, strategies and techniques used by the advisor, and comparison to the benchmark performance.

Response:  Future shareholder letters will address the areas discussed in the comment above.

6.

The schedule of investments in the October 31, 2009 report includes several bonds that have remaining maturities of over 7 years.  The Prospectus states that “Generally, the convertible securities in the portfolio will have remaining majorities or put provisions of less than 7 years.”  Please explain whether the bonds in the Fund's portfolio have put provision to reduce the remaining maturities.

Response:  Each of the convertible bonds held by the Fund at October 31, 2010 had maturity dates or put provisions within 7 years.

7.

On a going forward basis, any schedule of investments should include footnotes that indicate investments that are in default, are fair valued by the Board, or are non-income producing.

Response:  It is the policy of the Trust to include the appropriate footnote disclosure if the Fund owns any securities that are in default, non-income producing or fair valued by the Board.  Please note that as of October 31, 2009, no such footnotes were applicable to the Fund's portfolio holdings.

8.

In the Prospectus dated March 1, 2010 the fee table indicates a gross expense ratio of 1.98% (including 0.01% of acquired fund fees and expenses).  However, the financial highlights disclose a gross expense ratio of 1.95%.  Similarly, the fee table in the Class I Prospectus shows a gross expense ratio of 1.48% (including acquired fund expenses of 0.01%), however, the financial highlights disclose a gross expense ratio of 1.65%.  Please explain these apparent inconsistencies.

Response:  The 12b-1 fee accrual rate was changed during the fiscal year ended October 31, 2010.  As a result, the fund administrator calculated the ratio of “Other Expenses”  based on actual expenses incurred by the Fund, and allocated to each class based on average net assets.  The Trust believes that the fee table in the March 1, 2010 prospectus is correct.

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact the undersigned at 513-352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com Phone 513.352.6725 Fax 513.241.4771nlw